UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 14, 2020

Barclays Bank PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays Bank PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Annual Report on Form 20-F dated 14 February 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS BANK PLC
(Registrant)

Date: February 14, 2020

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Barclays Bank PLC

Annual Report on Form 20-F

The Annual Report on Form 20-F for Barclays Bank PLC for the year ended 31 December 2019 (the "Form 20-F") has been filed with the US Securities and Exchange Commission and is also available on our website, home.barclays/investorrelations.  A copy has also been submitted to the National Storage Mechanism and will shortly be available for inspection at www.morningstar.co.uk/uk/NSM

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Adam Strachan	Tom Hoskin
+1 212 526 8442	+44 (0) 20 7116 4755

James Johnson
+44 (0)20 7116 7233

About Barclays
Barclays is a British universal bank.  We are diversified by business, by different types of customer and client, and geography.  Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Group.
For further information about Barclays, please visit our website www.barclays.com